SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31385; 812-14345]

Forum Funds II and Acuitas Investments, LLC; Notice of Application

December 18, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend sub-advisory agreements with Wholly-Owned Sub-Advisers (as defined below) and Non-Affiliated Sub-Advisers (as defined below) without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Forum Funds II ("Trust") and Acuitas Investments, LLC ("Adviser").

Filing Dates: The application was filed August 12, 2014, and amended on September 19, 2014, November 18, 2014, November 21, 2014 and December 16, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 12, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Trust, Three Canal Plaza, Suite 600, Portland, ME 04101; Adviser, 520 Pike Street, Suite 1221, Seattle, Washington 98101.

For Further Information Contact: Kaitlin C. Bottock, Attorney Adviser, at (202) 551-8658, or Daniele Marchesani, Branch Chief, at (202) 551-6747 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Trust offers one or more series of shares (each, a "Series"). Each Subadvised Series (as defined below) has its own investment objectives, policies and restrictions and may offer one or more classes of shares that are subject to different expenses.

2.   The Adviser, a limited liability company organized under the laws of the state of Washington, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").

3.   Applicants request an order to permit the Adviser, subject to the approval of the Board, including a majority of the members of the Board who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Series or the Adviser ("Independent Board Members"), to, without obtaining shareholder approval: (i) select Sub-Advisers to manage all or a portion of the assets of a Series and enter into Sub-Advisory Agreements (as defined below)

with the Sub-Advisers,[1] and (ii) materially amend Sub-Advisory Agreements with the Sub-

Advisers.[2] Applicants request that the relief apply to named applicants, as well as any future

Series and any other existing or future registered open-end management investment company or

series thereof that is advised by the Adviser, uses the multi-manager structure as described in the

application, and complies with the terms and conditions of the application ("Subadvised

Series").[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned

Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the

Subadvised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or

more of the Subadvised Series ("Affiliated Sub-Adviser").

4.   Each Subadvised Series has, or will have, as its investment adviser, the Adviser,

its successors, or an entity controlling, controlled by or under common control with the Adviser

or its successors (included in the term, "Adviser"). The Adviser will serve as investment adviser

to each Subadvised Series pursuant to an investment advisory agreement with the Trust

("Investment Management Agreement"). The Investment Management Agreement for each

---

[1] A "Sub-Adviser" is (a) an indirect or direct "wholly owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series, or (b) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (a) and (b) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (c) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each, a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers"). Each Sub-Adviser will be registered with the Commission under the Advisers Act or not subject to such registration.

[2] Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Sub-Adviser Changes").

[3] For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Series contains the name of a sub-adviser, the name of the Adviser, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

Series will be approved by the board of trustees of the Trust ("Board")[4], including a majority of the Independent Board Members, and by the shareholders of the relevant Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Management Agreement comply with section 15(a) of the Act.

5.   Under the terms of the Investment Management Agreement, the Adviser, subject to the supervision of the Board, provides continuous investment management of the assets of each Series. The Adviser periodically reviews each Series' investment policies and strategies, and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board. For its services to each Series under the Investment Management Agreement, the Adviser receives an investment management fee from that Series. The Investment Management Agreement provides that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers.

6.   Pursuant to the Investment Management Agreement, the Adviser continues to have overall responsibility for the management and investment of the assets of each Subadvised Series. The Adviser's responsibilities include recommending the removal or replacement of Sub-Advisers, determining the portion of that Subadvised Series' assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.

7.   The Adviser may enter into sub-advisory agreements with various Sub-Advisers ("Sub-Advisory Agreements") to provide investment management services to the Subadvised

---

[4] The term "Board" also includes the board of trustees or directors of a future Subadvised Series, if different.

Series. The terms of each Sub-Advisory Agreement comply fully with the requirements of

section 15(a) of the Act. Any Sub-Advisory Agreements in effect at the time the Subadvised

Series commences their public offerings of securities will have been approved by the Board,

including a majority of the Independent Board Members, and the initial shareholders of the

applicable Subadvised Series in accordance with sections 15(a) and 15(c) of the Act and rule

18f-2 thereunder. The Sub-Advisers, subject to the supervision of the Adviser and oversight of

the Board, determine the securities and other investments to be purchased, sold or entered into by

a Subadvised Series' portfolio or a portion thereof, and will place orders with brokers or dealers

that they select. The Adviser compensates each Sub-Adviser out of the fee paid to the Adviser

under the Investment Management Agreement.

8.   If the requested order is granted, the Subadvised Series will inform shareholders

of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and

Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised

Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a

Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Subadvised Series

will make the Multi-manager Information Statement available on the website identified in the

Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice

---

[5] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined below); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants state that the Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

9. Applicants also request an order exempting the Subadvised Series from certain disclosure obligations that may require each Subadvised Series to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers, (b) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the "Aggregate Fee Disclosure"). An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure. All other items required by section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1. Section 15(a) of the Act states, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its

statement of additional information the method of computing the "advisory fee payable" by the

investment company, including the total dollar amounts that the investment company "paid to the

adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are

not affiliated persons of the adviser, under the investment advisory contract for the last three

fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered

investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii),

22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement

for a shareholder meeting at which the advisory contract will be voted upon to include the "rate

of compensation of the investment adviser," a description of the "aggregate amount of the

investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a

change in the advisory fee is proposed, the existing and proposed fees and the difference between

the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application

may conditionally or unconditionally exempt any person, security, or transaction or any class or

classes of persons, securities, or transactions from any provisions of the Act, or from any rule

thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Applicants state that the Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreement.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers of Subadvised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee

paid to the Adviser will be fully disclosed and therefore, shareholders will know what the

Subadvised Series' fees and expenses are and will be able to compare the advisory fees a

Subadvised Series is charged to those of other investment companies. Applicants assert that the

requested disclosure relief would benefit shareholders of the Subadvised Series because it would

improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that

the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if

the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit

that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisers to

negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made

public.

8.   For the reasons discussed above, applicants submit that the requested relief meets

the standards for relief under section 6(c) of the Act. Applicants state that the operation of the

Subadvised Series in the manner described in the application must be approved by shareholders

of a Subadvised Series before that Subadvised Series may rely on the requested relief. In

addition, applicants state that the proposed conditions to the requested relief are designed to

address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-

Advisers, and provide that shareholders are informed when new Sub-Advisers are hired.

Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with

sufficient independence and the resources and information it needs to monitor and address any

conflicts of interest. Applicants state that, accordingly, they believe the requested relief is

necessary or appropriate in the public interest and consistent with the protection of investors and

the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:[6]

1.   Before a Subadvised Series may rely on the order requested in the Application,

the operation of the Subadvised Series in the manner described in this Application, including the

hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the

Subadvised Series' outstanding voting securities as defined in the Act, or, in the case of a new

Subadvised Series whose public shareholders purchase shares on the basis of a prospectus

containing the disclosure contemplated by condition 2 below, by the sole initial shareholder

before offering the Subadvised Series' shares to the public.

2.   The prospectus for each Subadvised Series will disclose the existence, substance,

and effect of any order granted pursuant to this Application. Each Subadvised Series will hold

itself out to the public as employing the multi-manager structure described in this Application.

Each prospectus will prominently disclose that the Adviser has the ultimate responsibility,

subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring,

termination and replacement.

3.   The Adviser will provide general management services to a Subadvised Series,

including overall supervisory responsibility for the general management and investment of the

Subadvised Series' assets. Subject to review and approval of the Board, the Adviser will (a) set

a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-

Advisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures

reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series' investment

---

[6] Applicants will comply with conditions 7, 8, 9 and 12 only if they rely on the relief that would allow them to
provide Aggregate Fee Disclosure.

10

objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when

appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-Advisers;

and (b) monitor and evaluate the performance of Sub-Advisers.

4.   A Subadvised Series will not make any Ineligible Sub-Adviser Changes without

such agreement, including the compensation to be paid thereunder, being approved by the

shareholders of the applicable Subadvised Series.

5.   Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser

within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and

Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Board Members,

and the selection and nomination of new or additional Independent Board Members will be

placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be

engaged to represent the Independent Board Members. The selection of such counsel will be

within the discretion of the then-existing Independent Board Members.

8.   The Adviser will provide the Board, no less frequently than quarterly, with

information about the profitability of the Adviser on a per Subadvised Series basis. The

information will reflect the impact on profitability of the hiring or termination of any sub-adviser

during the applicable quarter.

9.   Whenever a sub- adviser is hired or terminated, the Adviser will provide the

Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a sub-adviser change is proposed for an Affiliated Sub-Adviser or

Wholly-Owned Sub-Adviser to a Subadvised Series, the Board, including a majority of the

Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not

involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or the

Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No Board Member or officer of a Subadvised Series, or partner, director,

manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled

investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except

for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-

Adviser, that controls, is controlled by, or is under common control with the Adviser; or (ii)

ownership of less than 1% of the outstanding securities of any class of equity or debt of a

publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by

or is under common control with a Sub-Adviser.

12.   Each Subadvised Series will disclose the Aggregate Fee Disclosure in its

registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially

similar relief to that requested in the Application, the requested order will expire on the effective

date of that rule.

14.   Any new Sub-Advisory Agreement or any amendment to a Subadvised Series'

existing Investment Management Agreement or Sub-Advisory Agreement that directly or

indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised

Series will be submitted to the Subadvised Series' shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary